                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Calico Commerce, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                                  Common Stock

                         ------------------------------
                         (Title of Class of Securities)


                                    129897104
                                 --------------
                                 (CUSIP Number)


                                 Keith A. Flaum
                               Cooley Godward LLP
                             Five Palo Alto Square
                              3020 El Camino Real
                               Palo Alto, CA 94306
                                 (650) 843-5000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2001
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                                       1.

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only)

         Arthur F. Knapp
--------------------------------------------------------------------------------
(2)      Check The Appropriate Box If A Member Of A Group                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source Of Funds*

         PF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d)[ ] Or 2(e) [ ]
--------------------------------------------------------------------------------
(6)      Citizenship Or Place Of Organization

         United States
--------------------------------------------------------------------------------
Number Of Shares              (7)  Sole Voting Power                2,120,071
Beneficially Owned By Each
Reporting Person With         (8)  Shared Voting Power              0

                              (9)  Sole Dispositive Power           2,120,071

                              (10) Shared Dispositive Power         0

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                    2,120,071
--------------------------------------------------------------------------------
(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13)     Percent Of Class Represented By Amount In Row (11)

                    6.0%
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(14)     Type Of Reporting Person

         IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                       2.

                                  Schedule 13D

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D (the "Statement") relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Calico Commerce, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 333 West San Carlos Street, Suite 300, San Jose, CA 95110.

ITEM 2. IDENTITY AND BACKGROUND

        (a) Arthur F. Knapp

        (b) 5656 Country Club Parkway, San Jose, CA 95138

        (c) Self Employed

        (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The reporting person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The aggregate amount of funds required to purchase the 2,120,071 shares of Common Stock was approximately $2,617,129, which was paid out of the reporting person's personal funds.

ITEM 4. PURPOSE OF TRANSACTION

        The Common Stock has been acquired by the reporting person for investment purposes. The reporting person will monitor his investment in the Company and will in the future determine the most appropriate course of action to take with his investment. In reaching any decision with respect to this investment, the reporting person will take into consideration various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the reporting person. Based on such factors, the reporting person may from time to time determine that a further investment in the Company is attractive and purchase additional shares in the open market, in privately negotiated transactions, or otherwise. Alternatively, the reporting person may determine to dispose of some or all of their shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

        Except as set forth above, the reporting person has no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class



                                       3.

of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date of this Statement, the reporting person beneficially owned an aggregate of 2,120,071 shares of Common Stock, which represent approximately 6.0% of the 35,314,578 shares of Common Stock outstanding on October 31, 2001 as reported in the Issuer's Form 10-Q for the period ended September 30, 2001.

        (b) The reporting person has the sole power to vote the 2,120,071 shares of Common Stock.

        (c) The transactions in shares effected by the reporting person during past 60 days include:

                               Nature of                                                                Avg.
      Name                    Transaction*        Date of Transaction      Number of Shares        Price Per Share
      ----                    ------------        -------------------      ----------------        ---------------
Arthur F. Knapp                 Purchase                10/22/01                70,000                 $0.075
Arthur F. Knapp                 Purchase                10/25/01                30,000                 $0.075
Arthur F. Knapp                 Purchase                10/26/01                10,000                 $0.075
Arthur F. Knapp                 Purchase                11/1/01                 10,000                 $0.075
Arthur F. Knapp                 Purchase                11/5/01                 100,000                $0.075
Arthur F. Knapp                 Purchase                11/6/01                 61,600                 $0.075
Arthur F. Knapp                   Sale                  11/14/01                 3,486                 $0.250
Arthur F. Knapp                 Purchase                11/30/01                50,000                 $0.130
Arthur F. Knapp                 Purchase                11/30/01                 7,500                 $0.125
Arthur F. Knapp                 Purchase                12/3/01                 30,000                 $0.130
Arthur F. Knapp                 Purchase                12/3/01                 30,000                 $0.128
Arthur F. Knapp                 Purchase                12/3/01                 30,000                 $0.125
Arthur F. Knapp                 Purchase                12/4/01                 40,000                 $0.130
Arthur F. Knapp                 Purchase                12/12/01                50,000                 $0.170
Arthur F. Knapp                 Purchase                12/12/01                50,000                 $0.160
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.175
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.165
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.155
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.148
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.145
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.140
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.135
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.130
Arthur F. Knapp                 Purchase                12/13/01                50,000                 $0.110
Arthur F. Knapp                 Purchase                12/14/01                50,000                 $0.085
Arthur F. Knapp                 Purchase                12/14/01                60,000                 $0.090
Arthur F. Knapp                 Purchase                12/14/01                20,000                 $0.100
Arthur F. Knapp                 Purchase                12/14/01                25,000                 $0.105
Arthur F. Knapp                 Purchase                12/14/01                50,000                 $0.110
Arthur F. Knapp                 Purchase                12/14/01                 5,000                 $0.115
Arthur F. Knapp                 Purchase                12/14/01                30,000                 $0.120
Arthur F. Knapp                 Purchase                12/17/01                30,000                 $0.120
Arthur F. Knapp                 Purchase                12/17/01                80,000                 $0.125
Arthur F. Knapp                 Purchase                12/18/01                25,000                 $0.140
Arthur F. Knapp                 Purchase                12/19/01                10,000                 $0.138
Arthur F. Knapp                 Purchase                12/20/01                10,000                 $0.150
Arthur F. Knapp                 Purchase                12/21/01                10,182                 $0.150

        (d) No other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the reporting person.

        (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        The reporting person has no contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. EXHIBITS

        None



                                       4.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Arthur F. Knapp
   -------------------------------
        Arthur F. Knapp



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